

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2017

Katrina Lake
Chief Executive Officer
Stitch Fix, Inc.
1 Montgomery Street
Suite 1500
San Francisco, California 94104

> **Re: Stitch Fix, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 28, 2017**
> **CIK No. 0001576942**

Dear Ms. Lake:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 2. Please revise your registration statement to disclose the basis for the statements referenced in our July 7, 2017 comment letter or disclose that such statements are based upon management's belief.

Management's Discussion and Analysis, page 46

2. We note your response to comments 5 and 6. Please tell us if you use metrics to track the total number of Fixes in a given period. Please also tell us if you track information regarding average revenue per Fix, orders per customer or average revenue per customer.

3. We note your disclosure that "repeat rate" for a given period is defined as the "percentage of net revenue . . . in that period recognized from clients who have ever previously checked out a Fix." Please provide additional disclosure about customer order levels and any increase or decrease in the overall or average number of Fixes sent to customers in a given period. In this regard, we note that the volume of fixes sent to customers appears to be an important revenue driver.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

4. We reviewed your response to comment 14. Please advise whether you have the ability to compute revenues by "Fix". If so, please provide revenues attributable to broad product lines such as men's versus women's product lines. If not, please disclose that it is impracticable to disclose revenues for any product or group of similar products. Refer to ASC 280-10-50-40.

Note 9. Stockholders' Equity

Sales of Our Stock, page F-22

5. We reviewed your response to comment 22. Please explain in greater detail the circumstances surrounding why the proceeds from the January 2017 sales of your common and preferred stock represented ordinary income for tax purposes. Please tell us whether such determination was made by the company or the taxing authorities. Please also explain how you determined what portion of payroll taxes to assume of the current and former employees tax liability and the economic reason for assuming that obligation. Please advise whether the company received a corresponding deduction for tax purposes and how that was accounted for in the financial statements.

6. We have read your response to comment 21 regarding certain stock sales in which the cash purchase price between third party investors and employees exceeded the value you determined using your valuation methodology for stock-based compensation. Please be advised that cash transactions between willing buyers and sellers, neither being under any pressure to buy or sell, typically represents the best indicator of fair value. While current/former employees and investors may be related parties for financial reporting purposes, they do not appear to be related parties from the standpoint of each other and should result in arms-length transactions. If this is not the case, please elaborate in detail. Lastly, these transactions do not appear to be non-orderly based on the examples in ASC 820-10-35-54I, rather they represent bi-lateral transactions negotiated between parties with knowledge of the Company's affairs. Unless the investor(s) had strategic reasons that would justify paying a significant premium over model-determined fair market value, there does not appear to be a valid economic reason why the transaction price should be other than fair market value. If our understanding of the circumstances surrounding these

transactions is incomplete or incorrect, please clarify our understanding. Absent additional information demonstrating why such stock sales are compensatory, we are unable to concur that such transactions should not be considered data points in valuing your common stock as of the dates the transactions occurred. We may have further comment.

7. Reference is made to the last paragraph on page F-22 where you disclose that during the nine months ended April 29, 2017, you recorded $12,957,000 as compensation expense. Please show us how you computed this expense including prices paid per share and the assumed fair market value of the shares.

Note 11. Earnings Per Share and Pro Forma Earnings Per Share Attributable to Common Shareholders

Earnings Per Share Attributable to Common Shareholders, page F-25

8. We reviewed your response to comments 23 and 24. Please tell us why restricted stock from early exercised options are participating securities referencing authoritative literature that supports your conclusion. Please also tell us your consideration of specifically disclosing that they are participating securities and the related underlying reasons.

You may contact Adam Phippen, Staff Accountant at (202) 551-3336, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products